MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2010

The following Management Discussion and Analysis (“MD&A) should be read in conjunction with the November 30, 2010 consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  This document is current in all material respects as of February 28, 2011.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to Intellipharmaceutics International Inc. and its subsidiaries.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital, the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our Annual Information Form for the year ended November 30, 2010 and our latest Form 20-F, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention, and have no obligation or responsibility except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to research, develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;
•	the benefits of our drug delivery technologies and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;
•	our need for additional financing and our estimates regarding capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for product candidates;
•	our selection and licensing of product candidates;
•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers that we may use for our products; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this MD&A reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

CORPORATE UPDATE

•
In October 2010, we announced that the FDA  accepted for filing our abbreviated new drug application (“ANDA”) for a generic version of Protonix® (delayed release pantoprazole sodium). On December 22, 2010 we informed the FDA that we had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for our application to market a generic of Protonix®. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval.  Brand sales of Protonix® in the United States were approximately $1.8 billion in 2009.

•
On December 7, 2010 we announced the filing of an ANDA with the FDA for a generic of the 30 mg strength of Focalin XR® (dexmethylphenidate hydrochloride). The application is filed as an amendment to the ANDA previously filed for other strengths of the drug.

•
The appointment of Shameze Rampertab, CA, as Chief Financial Officer and Vice-President, Finance, was announced on November 10, 2010. Mr. Rampertab most recently was a Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd., where he specialized in raising equity funds for life-science companies. He also served as health sciences and biotechnology analyst at several investment banks including Canaccord Capital. Previous to this he was Director, Finance and Secretary-Treasurer at Drug Royalty Corp.

•
On February 1, 2011 we completed a sale of common stock and warrants for gross proceeds of $12,000,000. Investors included H&Q Healthcare Investors, H&Q Life Sciences Investors and other institutional healthcare investors.

•
On January 26, 2011 we were informed by NASDAQ that we had regained compliance with their continued listing Rule 5550(b). On October 29, 2010 a letter was received from NASDAQ, stating that we were not in compliance with NASDAQ’s continued listing requirements.

BUSINESS OVERVIEW

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled release and targeted release oral solid dosage drugs. Our patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection.

IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (“the IPC Arrangement Transaction”) on October 22, 2009, resulting in a new publicly-traded company, Intellipharmaceutics International Inc. which is incorporated under the laws of Canada and traded on the Toronto Stock Exchange and NASDAQ.

GOAL

Our goal is to leverage the proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We will do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  Our strategy is to out-license marketing and sales to established organizations. Full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations should maximize revenues from our products while allowing us to focus on our core competence.  We will endeavour to achieve or expect the following potential milestones in calendar year 2011:

•	Obtain FDA approval of our generic version of Focalin XR®
•	Two additional ANDA applications accepted for filing by FDA
•	Establish at least one additional development/marketing alliance
•	Complete manufacturing of clinical batches of Rexista™ oxycodone
•	Initiate Phase 1 studies using clinical batches of Rexista™oxycodone
•	Schedule a pre-IND meeting with FDA to discuss Rexista™ oxycodone clinical development plan

STRATEGY

Our Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. The flexibility of this technology allows us to develop complex drug delivery solutions within a rapid timeframe.

The technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a New Drug Application (“NDA”) / 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have demonstrated a successful track record with such products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs.

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application which both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

Our technologies are also focused on the development of abuse-deterrent pain medications.  The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are uniquely suited to developing abuse-deterrent pain medications.

The Company is well-positioned to execute its strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

TECHNOLOGY

The Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a time and cost effective manner.

PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Application under review by the FDA ANDA for 30 mg dosage strength filed as an amendment	ANDA	Intellipharmaceutics and Par Pharmaceutical
Venlafaxine hydrochloride extended release capsules	Effexor XR®	Depression	Application under review by the FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed release capsules	Protonix® DR	Conditions associated with gastroesophageal reflux disease	Application under review by the FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended release capsules	Glucophage® XR	Management of type 2 diabetes	Application under review by the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended release capsules	Coreg CR®	Heart failure	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par Pharmaceutical of New Jersey (“Par”) for the development of a generic version of Focalin XR®.  Under the arrangement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing.  Par is also responsible for costs associated with litigation.  Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). In 2009, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $355 million.

Effective May 2007, we filed an ANDA for our generic, Dexmethylphenidate XR, with the FDA. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.  Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

We had announced that we and our licensee and development partner Par received confirmation that the previously announced stays of the patent litigation concerning our generic of Focalin XR® expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.   The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd. have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company’s generic drug application in the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.

We expect that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride XR capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an ANDA for the 30 mg strength of dexmethylphenidate hydrochloride. The application was filed as an amendment to the ANDA previously filed for the other strengths of the drug.  In November 2009, the FDA had approved the higher 30 mg dose of Focalin XR® extended-release capsules for the treatment of ADHD.

Venlafaxine hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®.  Effexor XR®, an extended-release capsule for oral administration, is indicated for the treatment of symptoms of depressive disorders.  Effexor and Effexor XR® branded products had estimated U.S. sales of approximately $3.0 billion in 2009.

We filed an ANDA for our generic, venlafaxine hydrochloride, with the FDA.  The application is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about September 20, 2010. Wyeth did not proceed with the Complaint in Delaware. In or about December 2010, both parties began and continue to explore other alternatives.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that our generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit. There is no likelihood that the Company will be required to pay any damages or other penalty to Wyeth in connection with the resolution of this litigation in its reasonably anticipated course.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole sodium – Generic Protonix® DR (a registered trademark of the brand manufacturer)

A third product in our generics pipeline is delayed release pantoprazole sodium, a generic version of the marketed drug Protonix®.  Protonix® inhibits gastric acid secretion and is prescribed for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. Sales of pantoprazole sodium delayed-release tablets in the United States were approximately $1.8 billion in 2009.

We filed an ANDA for our generic pantoprazole sodium, with the FDA.  The application is under review; there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin hydrochloride – Generic Glucophage ® (a registered trademark of the brand manufacturer)

A fourth product in our generics pipeline is Metformin hydrochloride extended-release capsules. It is a generic version of the marketed drug Glucophage® XR.  Glucophage is an oral antihyperglycemia drug used in the management of type 2 diabetes.

We filed an ANDA for our generic Metformin hydrochloride, with the FDA.  The application has been accepted by the FDA as being complete and in condition for further review.  The application is under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is carvedilol phosphate controlled release capsules. It is a generic version of the marketed drug Coreg CR®.  Coreg CR is available for once-a-day administration as controlled-release oral capsules. It is used for the treatment of hypertension and heart failure.

This product is currently in late-stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There is no assurance that an ANDA will be filed, or if filed, that a licensing agreement can be secured.

Rexista™ oxycodone (oxycodone hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone; an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ oxycodone is a unique dosage form designed to be deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  In 2009, OxyContin® (oxycodone hydrochloride controlled-release tablets) had estimated U.S. sales of approximately $2.6 billion.  OxyContin® currently represents 89% of the $3 billion oxycodone delayed release market.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-deterrent products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista™ oxycodone and plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that will be initiated in fiscal 2011.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™ oxycodone.  There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting an NDA 505(b)(2) filing.

SELECTED FINANCIAL INFORMATION

As a result of the October 22, 2009 IPC Arrangement Transaction we selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009. All comparable information for the 2008 year end is that of our predecessor company IPC Ltd. Accordingly, the Company’s consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows have been presented for the year ended November 30, 2010 with the comparative eleven month period November 30, 2009 and the year ended December 31, 2008.  It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general, the fact that expenditures were higher in the 2010 when compared to 2009 and 2008 was due to our stronger financial position during 2010 when compared to 2009 and 2008.

	For the Periods ended
	November 30	November 30	December 31
	2010	2009	2008
	(12 months)	(11 months)	(12 months)
	$	$	$
Revenue:	1,459,385	630,179	1,277,704
Expenses:	7,475,292	3,257,421	4,245,289
Loss for the period	(5,761,091)	(1,838,735)	(3,765,174)
Loss per share, Basic and Diluted	(0.53)	(0.19)	(0.40)

Cash	789,136	8,014,492	902,213
Total Assets	3,267,706	11,081,332	3,026,024

Deferred revenue	8,905	1,449,326	1,967,338
Total liabilties	3,174,750	6,449,318	3,609,099
Shareholders equity	92,956	4,632,014	(583,075)
Total liabilties and shareholders equity	3,267,706	11,081,332	3,026,024

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates
The Company’s consolidated financial statements have been prepared in accordance with GAAP as outlined in the ASC.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Actual results could differ from those estimates.

Significant estimates required for the preparation of the consolidated financial statements including those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition
The Company earns revenue from non-refundable upfront fees and milestone payments upon achievement of specified research or development events under development agreements, from payments for research and development services such as analytical chemistry, scale-up, stability studies and testing, and potentially from royalty payments or share of net profits on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits
The investment tax credits (“ITC”) receivable are our estimates of eligible amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval. These amounts are subject to Canada Revenue Agency audit. Any adjustment to the amounts claimed will be recognized in the period in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. This requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation
All share-based compensation, including grants of employee stock options, is recognized as an expense in the financial statements and such cost is measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price, risk free interest rate, potential dividends and the expected life of the options issued.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share-based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense.  Note 11 of the 2010 consolidated financial statements provides detailed disclosure of the Company's stock options.

Income taxes
In July 2006, FASB issued ASC topic 740-10.This ASC topic clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating losses, and which has been recognized in accordance with ASC topic 740-10, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on the use of its net operating loss carry-forwards.

Significant management judgment is required in determining our uncertain tax positions, value of deferred tax assets, and valuation allowances. Actual results could differ from those estimates.

FUTURE ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”).  ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable.  As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement.  As well, it expands disclosure requirements.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has adopted this standard on December 1, 2010. The adoption did not have an impact on the Company’s 2010 financial statements.

On April 29, 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted.  The Company has adopted this standard on December 1, 2010. The adoption did not have an impact on the Company’s 2010 financial statements.

Currently, the Company does not plan to adopt the International Financial Reporting Standards to prepare its financial statements.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market of our products in various jurisdictions and the resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the year ended November 30, 2010 and the eleven month period ended November 30, 2009 and the year ended December 31, 2008.

	For the periods ended
	November 30	November 30	December 31
	2010	2009	2008	Change		Change
	(12 months)	(11 months)	(12 months)	2010 vs 2009		2009 vs 2008
	$	$	$	$	%	$	%
Revenue:
Research and development	1,459,385	630,179	1,277,704	829,206	132%	(647,525)	-51%

Expenses:
Cost of revenue	-	382,597	1,885,790	(382,597)	-100%	(1,503,193)	-80%
Research and development	4,533,310	1,554,859	419,187	2,978,451	192%	1,135,672	271%
Selling, general and administrative	2,699,204	975,197	1,365,461	1,724,007	177%	(390,264)	-29%
Depreciation	242,778	344,768	574,851	(101,990)	-30%	(230,083)	-40%
Write-down of long-lived asset	36,481	-	-	36,481	-	-	-
	7,511,773	3,257,421	4,245,289	4,254,352	131%	(987,868)	-23%

Loss before the undernoted	(6,052,388)	(2,627,242)	(2,967,585)	(3,425,146)	130%	340,343	-11%

Fair value adjustment of warrants	223,782	286,983	-	(63,201)	-22%	286,983	-
Net foreign exchange gain (loss)	138,949	587,642	(817,407)	(448,693)	-76%	1,405,049	-172%
Interest income	27,001	1,822	95,282	25,179	1382%	(93,460)	-98%
Interest expense	(98,435)	(87,940)	(75,464)	(10,495)	12%	(12,476)	17%

Loss for the period	(5,761,091)	(1,838,735)	(3,765,174)	(3,922,356)	213%	1,926,439	-51%

Year Ended November 30, 2010 Compared to the eleven Month Period Ended November 30, 2009

Revenue
The Company recorded revenues of $1,459,385 for the year ended November 30, 2010 versus $630,179 for the eleven month period ended November 30, 2009. Revenue in 2010 was comprised of recognition of upfront fee of $1,449,624 and cost reimbursements in the amount of $9,761.  Included in revenue in the eleven month period ended November 30, 2009 was recognition of upfront fees of $480,655, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229.  The increase in revenue can be primarily attributed to a drug development agreement that has been mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was brought into income. Revenue from research and development service fees decreased during the period primarily because the Company had no late stage development activity on partnered projects in 2010, compared to 2009 when the Company was more actively involved in such activities on partnered projects. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value. As a result we had minimal revenue from partnered projects as our focus was on advancing our own pipeline. The Company currently does not have any significant customers.

Cost of Revenue
We had no cost of revenue for the year ended November 30, 2010 in comparison to $382,597 for the eleven month period ended November 30, 2009 because we performed no activity on partnered projects during the year ended November 30, 2010, unlike the eleven month period ended November 30, 2009 when we were working on some partnered projects and had incurred expenditures.  This is in line with our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations, as such our focus was on advancing our own products.

Research and Development
Expenditures for research and development for the year ended November 30, 2010 were higher by $2,978,451 compared to the eleven month period ended November 30, 2009. This is primarily attributed to the fact that during the year ended November 30, 2010 we incurred additional expenses, due to our stronger financial position in 2010 when compared with 2009, on research and development activities for our own internal projects when compared with the eleven month period ended November 30, 2009.  The company completed the research and development related to four ANDA filings during the year. In addition during the year ended November 30, 2010 we recorded an expense of $885,600 related to 552,788 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related to services provided by research and development activities. No such expense was recorded during the eleven month period ended November 30, 2009.

Selling, General and Administrative
Selling, general and administrative expenses were $2,699,204 for the year ended November 30, 2010 in comparison to $975,197 for the eleven month period ended November 30, 2009, an increase of $1,724,007.  The increase is due to an increase in expenses related to legal fees, wages, marketing costs and occupancy costs which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2010 were $835,184 in comparison to $338,110 for the eleven month period ended November 30, 2009.   This increase is attributable to an increase in administrative staffing levels during the year ending November 30, 2010 when compared to the prior period.  The number of employees included in administrative costs was ten for the year ended November 30, 2010 in comparison to seven for the eleven month period ended November 30, 2009. The increase is mainly related to additional employees that are required in our role as a publicly traded company.

Administrative costs for the year ended November 30, 2010 were $1,556,087 in comparison to $498,241 for the eleven month period ended November 30, 2009.  This increase is primarily the result of an increase in filing costs expensed when compared with the eleven month period ended November 30, 2009, due to certain public company related obligations and filing requirements which we did not incur in the comparable period, as we were not then a publicly traded company.

Marketing costs for the year ended November 30, 2010 were $239,638 in comparison to $90,780 for the eleven month period ended November 30, 2009.  This increase is primarily the result of an increase in travel expenditures during the year ended November 30, 2010 due to investor relations activities which we did not incur in the comparable period, as we were not then a publicly traded company until October 22, 2009.

Occupancy costs for the year ended November 30, 2010 were $68,295 in comparison to $48,066 for the eleven month period ended November 30, 2009.  This increase is partially a result of an eleven month fiscal period ending November 30, 2009 being compared with a twelve month fiscal period ending November 30, 2010.

Depreciation

Depreciation for the year ended November 30, 2010 was $242,778 in comparison to $344,768 for the eleven month period ended November 30, 2009 primarily as a result of the declining balance method of depreciation with limited additions in the year, and the effect of fully depreciated property and equipment.

Fair Value Adjustment of Warrants
As part of the IPC Arrangement Transaction we have 357,237 warrants outstanding as at November 30, 2010. These warrants are measured at fair market value at each reporting date, and changes in fair market value are recognized in the statements of operations and comprehensive loss.  During the year ended November 30, 2010, 19,462 warrants expired.

Foreign Exchange Gain
Gain on foreign exchange was $138,949 for the year ended November 30, 2010 in comparison to a gain of $587,642 for the eleven month period ended November 30, 2009.  The decrease for the year ended November 30, 2010 was due to the reduced strengthening of the US dollar against the Canadian dollar as the rates changed from $1.00 (US) for $1.0266 (Cdn) at November 30, 2010, from $1.00 (US) for $1.0556 (Cdn) at November 30, 2009, and from $1.00(US) for $1.2180 (Cdn) at December 31, 2008.  During the year ended November 30, 2010 the exchange rate averaged $1.00 (US) for $1.0345 (Cdn) compared to $1.00 (US) for $1.1493 (Cdn) for the eleven months ended November 30, 2009.

Interest Income
Interest income for the year ended November 30, 2010 was higher in comparison to the eleven month period ended November 30, 2009. This is primarily as a result of a higher average amount of cash on hand during fiscal 2010.

Interest Expense
Interest expense for the year ended November 30, 2010 was higher when compared with the eleven month period ended November 30, 2009, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was higher during the year ended November 30, 2010 in comparison to the eleven month period ended September 30, 2009.

Eleven Month Period Ended November 30, 2009 Compared to the Year Ended December 31, 2008

Revenue
The Company recorded revenues of $630,179 for the eleven month period ended November 30, 2009 versus $1,277,704 for the year ended December 31, 2008. Revenue in 2009 was comprised of recognition of upfront fees of $480,655 received in a prior year, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229 compared to upfront fees of $620,282, research and development service fees of $544,051 and cost reimbursements in the amount of $113,371 in the year ended December 31, 2008.  The decrease in revenue can be primarily attributed to the Company having more late stage development activity with its partnered projects in 2008, compared to 2009 when the Company was not as actively involved in such activities for its partnered projects.  Also, 2009 revenue reflects activities for eleven months in comparison to the twelve month period in 2008.

Cost of Revenue
Cost of revenue for the eleven month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as the Company performed less activity on partnered projects during the year ended November 30, 2009, when compared to the twelve month period in 2008.

Research and Development
Expenditures for research and development for the eleven month period ended November 30, 2009 were higher when compared with the year ended December 31, 2008 primarily as the Company performed more activity on its own projects during the year ended November 30, 2009, when compared to the twelve month period in 2008.

Selling, General and Administrative
Selling, general and administrative expenses were $975,197 for the eleven month period ended November 30, 2009 as compared to $1,365,461 for the year ended December 31, 2008, a reduction of $390,264 or 29%.  The decrease is due to a reduction in expenses related to legal fees, wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the eleven month period ended November 30, 2009 were $338,110 compared with $373,717 for the year ended December 31, 2008.   This reduction is attributable to a decrease in administrative staffing levels and salary reductions during the eleven month period ending November 30, 2009 when compared to the prior period.

Administrative costs for the eleven month period ended November 30, 2009 were $498,241 compared with $798,724 for the year ended December 31, 2008.  The decrease is primarily due to a reduction in accounting and legal costs expensed when compared with the period in 2008. For the eleven month period ended November 30, 2009, Accounting and legal expenses incurred in connection with the transaction whereby IPC Ltd combined with Vasogen under a plan of arrangement and merger were charged to shareholders’ equity as share issuance costs.  In the prior period these fees were expensed as incurred.

Marketing costs for the eleven month period ended November 30, 2009 were $90,780 compared with $131,021 for the year ended December 31, 2008.   This decrease is mainly a result of a reduction primarily in travel and advertising expenditures during these periods.  Also 2009 marketing costs reflect activities for eleven months in comparison to twelve months in 2008.

Occupancy costs for the eleven month period ended November 30, 2009 were $48,066 compared with $61,999 for the year ended December 31, 2008.   This decrease is mainly a result of an eleven month fiscal period for November 30, 2009 being compared with a twelve month fiscal period for December 31, 2008.

Depreciation
Depreciation expense for the eleven month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as a result of reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until additional financing could be secured.  Also 2009 depreciation reflects charges for eleven months in comparison to twelve months in 2008.

Foreign Exchange Gain (Loss)
Gain on foreign exchange was $587,642 for the eleven month period ended November 30, 2009 compared to a loss of $817,407 for the same period in 2008.  The gain for the year ended November 30, 2009 in comparison to a loss in the period in 2008 was due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.2180 (Cdn) at December 31, 2008 to $1.00 (US) for $1.0556 (Cdn) at November 30, 2009. Over the course of the year ended November 30, 2009 the exchange rate averaged $1.00 (US) for $1.1493 (Cdn) compared to $1.00 (US) for $1.0671 (Cdn) for the year ended December 31, 2008.

Interest Income
Interest income for the eleven month period ended November 30, 2009 was lower when compared with December 31, 2008 primarily as a result of a lower average amount of cash on hand and lower rates of returns on our investments.

Interest Expense
Interest expense for 2009 was higher when compared with 2008 primarily as a result of a higher average amount outstanding on the related party loan.  The amount outstanding on the related party loan which accrues interest at 6% annually was higher in 2009 as a result of additional funds advanced by the related party during 2009 to support operations until the transaction with Vasogen was completed on October 22, 2009.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the year ended November 30, 2010 and for the eleven months ended November 30, 2009.

Quarter Ended	Revenues	Loss	Loss per share
	$	$	$
November 30, 2010	7,164	(1,903,629)	(0.18)
August 31, 2010	-	(2,113,462)	(0.19)
May 31, 2010	1,449,624	(316,447)	(0.03)
February 28, 2010	2,597	(1,427,553)	(0.13)
November 30, 2009 (2 Months)	161,757	(875,322)	(0.09)
September 30, 2009	125,590	(165,739)	(0.02)
June 30, 2009	118,460	(224,662)	(0.02)
March 31, 2009	224,372	(573,012)	(0.06)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding and the level of our research and development spending. In general expenditures were higher for the last five quarters when compared to the first three quarters of fiscal 2009 due to the capital resources that were available in the fourth quarter of 2009. The significant decrease in the Company's loss during the second quarter ended May 31, 2010, can be mainly attributed to a drug development agreement that was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was brought into income.

Analysis of Fourth Quarter Results

The significant decrease in our loss during the fourth quarter of 2010 when compared to the prior quarter can be mainly attributed to the fact that during the three month period ended November 30, 2010 the Company had reduced its research and development activities.

LIQUIDITY AND CAPITAL RESOURCES

	November 30	November 30	December 31
	2010	2009	2008	Change		Change
	(12 months)	(11 months)	(12 months)	(2010 vs 2009)		(2009 vs 2008)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(6,194,195)	(4,857,983)	(1,735,727)	(1,336,212)	28%	(3,122,256)	180%
Cash flows from (used in) financing activities	(907,001)	798,496	(354,797)	(1,705,497)	-214%	1,153,293	-325%
Cash flows from (used in) investing activities	(133,878)	11,241,443	(91,542)	(11,375,321)	-101%	11,332,985	-12380%
Effect of foreign exchange on cash	9,718	(69,677)	(118,015)	79,395	-114%	48,338	-41%
Decrease in cash	(7,225,356)	7,112,279	(2,300,081)	(14,337,635)	-202%	9,412,360	-409%
Cash, beginning of period	8,014,492	902,213	3,202,294	7,112,279	788%	(2,300,081)	-72%
Cash, end of period	789,136	8,014,492	902,213	(7,225,356)	-90%	7,112,279	788%

The Company had cash of $789,136 as at November 30, 2010 compared to $8,014,492 as at November 30, 2009, and compared to $902,213 at December 31, 2008.  The decrease in cash during the year ended November 30, 2010 is mainly a result of cash used in operating activities and the repayment of C$910,000 out of an amount due to a related party. The increase in cash during the period ended November 30, 2009 is a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 which resulted in us receiving $11.0 million in cash and an additional $0.5million in receivables from tax credits recoverable that were earned by Vasogen from the Ontario Innovation Tax Credit, the Goods and Services Tax Credits and other recoverable tax amounts.

For the year ended November 30, 2010 net cash flows used in operating activities increased, as compared to net cash flows used in operating activities for the eleven month period ended November 30, 2009 and the year ended December 31, 2008. This increase is a result of higher expenditures in research and development, and selling, general and administrative during the year ended November 30, 2010 as described in greater detail in the Results of Operations. In addition, the payment of accounts payable and accrued liabilities related to the IPC Arrangement Transaction that were outstanding as at November 30, 2009 were paid in fiscal 2010.  During the year ended November 30, 2010 net cash flows used in operating activities has been partially offset by approximately C$931,000 that was received from the Canada Revenue Agency and the Ontario Ministry of Finance being payments of claims for scientific research & experimental development tax credit and an Ontario Innovation tax credit in respect of research and development activities carried out by IPC Ltd. during the fiscal year 2008. The fluctuations in cash flows from operations are influenced by our net loss. We had net losses of $5,761,091 in 2010, as compared to net losses of $1,838,735 and $3,765,154 in 2009 and 2008 respectively.

For the year ended November 30, 2010 net cash flows used in financing activities related mainly to the repayment of a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers for cash advances made by them to the Company. This is a shareholder loan to support ongoing operations in 2010.  In addition, during the year ended November 30, 2010 net cash flows used in financing activities also included the repayment of capital lease obligations. For the eleven months ended November 30, 2009 net cash flows from financing activities related mainly to receipts from the related parties loan discussed above. For the year ended December 31, 2008, net cash flows used in financing activities related mainly to the repayment of the related party loan, and included repayment of capital lease obligations.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific research tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Transaction completed with Vasogen in October 2009. During the year ended November 30, 2010 the related party loan was repaid by C$800,000 from proceeds received by us from the IPC Arrangement Transaction.  Interest payable on this loan was accrued in the amount of C$110,452 as at November 30, 2009. During the year ended November 30, 2010 this amount was also repaid. Interest payable on this loan was accrued in the amount of C$98,392 as at November 30, 2010.

For the year ended November 30, 2010 net cash flows used in investing activities related mainly to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride.

All non-cash items have been eliminated from the consolidated statements of cash flows.

As a research and development company, IPC Corp is eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount was not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

The Company received C$640,081 from the Canada Revenue Agency and the Ontario Ministry of Finance during the first quarter of fiscal 2011 comprised of research and development investment tax credits for research and development activities carried out to the period ended October 21, 2009.  During the first half of fiscal 2011, the Company expects to receive a substantial portion of approximately C$380,000 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Transaction. In addition, based on management’s best estimate, the Company expects to file a refundable claim of approximately C$226,000 for the investment tax credit with the Ontario Ministry of Finance in the second quarter of fiscal 2011 for research and development activities carried out during the fiscal year 2010. Realization of these credits is subject to government approval.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Transaction and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505(b)(2) NDA products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. On February 1, 2011 the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. Share issue costs are estimated at C$1,500,000. The Company expects to raise additional capital from commercialization activities, payments received based on development agreements, marketing license agreements, and strategic partners funding directly some or all costs of development. However, there can be no assurance that future financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets, strategic alliance agreements, and other relevant commercial considerations.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of February 28, 2011 is 15,732,055, an increase of 4,825,001 million from November 30, 2010 largely from the completion of an equity financing for gross proceeds of $12,000,000. The number of options outstanding as of February 28, 2011 is 3,013,698, a decrease of 25,000 options since November 30, 2010 due to the exercise of 25,000 options.  During the year ended November 30, 2010 we granted 152,722 stock options, forfeited 25,000 stock options and 28,212 stock options expired. The number of warrants outstanding as of February 28, 2011 is

5,253,237 common shares issuable upon the exercise of outstanding common share purchase warrants, an increase of 4,896,000 million from the completion of the equity financing discussed above. The number of deferred share units outstanding as of February 28, 2011 is 5,041, as the plan was approved and implemented during the year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2010.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At November 30, 2010, our cash totalled $789,136 compared with $8,014,492 at November 30, 2009.  The decrease in cash during the year ended November 30, 2010 is mainly a result of cash used in operating activities. At November 30, 2010, the due to related party totalled $1,635,842 compared with $2,360,181 at November 30, 2009. The decrease was due to the repayment of C$910,452 net of interest accrual of C$110,452. At November 30, 2010, shareholders’ equity was $92,956 compared with $4,632,014 at November 30, 2009.The decrease was due to loss from activities discussed in Results of Operations.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by $6.3 million at November 30, 2010 from November 30, 2009 mainly as a result of cash used in operating activities and financing activities.  Management expects working capital to be strengthened significantly in 2011 from the $12,000,000 equity financing. The Company also expects to raise additional capital from commercialization activities, payments received based on development agreements, marketing license agreements, and strategic partners funding directly some or all costs of development. However, there can be no assurance that future financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

CAPITAL EXPENDITURES

Total capital expenditures in 2010 were comparable to 2009. Capital expenditures in 2010 relate to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride.  Total capital expenditures for 2011 are anticipated to be near 2010 levels.  We will fund 2011 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end in fiscal 2011.  Operating lease obligations related to the lease of premises expired on November 2010. The Company is currently in discussion for the extension of the lease for its premises.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years		4-5 Years		After 5 years

Capital Lease Obligations	$13,230	$13,230	$	---	$	---	$	---

Total Contractual Obligations	13,230	13,230		---		---		---

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at November 30, 2010, there was no pending litigation or threatened claims outstanding other than that described in the following paragraph.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about September 20, 2010. Wyeth did not proceed with the Complaint in Delaware. In or about December 2010,both parties began and continue to explore other alternatives. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit. There is no likelihood that the Company will be required to pay any damages or other penalty to Wyeth in connection with the resolution of this litigation in its reasonably anticipated course.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the “Cervus Agreement”), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the “Indemnity Agreement”) which became our obligation as of October 22, 2009.  The Indemnity Agreement is designed to provide Cervus, with indemnification from claims relating to Vasogen’s and New Vasogen’s business that are brought against Cervus in the future, subject to certain conditions and limitations.  Our obligations under the Indemnity Agreement relating to the Tax Pools as defined in the Indemnity Agreement, are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment.

RELATED PARTY TRANSACTIONS

As at November 30, 2010, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of approximately $1.6 million. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009, and/or proceeds received by any IPC Company from any offering of its securities, other than the securities filing completed in February 2011, following the effective date and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Transaction). During the year ended November 30, 2010 the related party loan was decreased by C$800,000 repaid from the IPC Arrangement Transaction. In the period subsequent to November 30, 2010 an additional repayment of C$350,000 for interest and principal on the related party loan was made from scientific research tax credits received by IPC Corp.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2010. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as at November 30, 2010.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Management of our Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2010. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of November 30, 2010.

OFF BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2010, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred losses through November 30, 2010.  These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.   Since the products in our pipeline are still under development, we will continue to incur losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether our drug formulations receive the approval of the FDA or of other applicable regulatory agencies and whether we are able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

Based on our current plans, the $12,000,000 financing, net of share issue costs of approximately C$1,500,000, should provide capital to commercialization of our first product. However, our planned cash requirements may vary materially in response to a number of factors, including research and development activities, preclinical studies, clinical trial results, increases in our manufacturing capabilities, changes in any aspect of the regulatory process, and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form for the year ended November 30, 2010 and our latest Form 20-F and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.
Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and Form 20-F, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov